Exhibit 99.1

GW Pharmaceuticals plc Announces Sativex® Regulatory
Approval in Switzerland

-Sativex® Now Approved in 23 Countries-

London, UK, 27 November 2013: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or the “Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced that it has received regulatory approval for its prescription medicine Sativex® in Switzerland. A full marketing authorization has been granted by the Swissmedic authorities in the treatment of moderate to severe spasticity in Multiple Sclerosis (MS) patients who have not responded adequately to other anti-spasticity medications. Launch timing is dependent on completion of pricing and reimbursement procedures. Sativex will be commercialized in Switzerland by GW’s European partner, Almirall S.A.

“This approval in Switzerland marks yet another regulatory success for Sativex, which is now approved in a total of 23 countries,” stated Justin Gover, Chief Executive Officer of GW. “We now look forward to working with our partners, Almirall, towards this launch so as to enable MS patients in Switzerland to benefit from this important new treatment.”

Sativex is approved for use in the treatment of MS spasticity in 23 countries, including 17 countries in Europe. The medicine is currently available on prescription in the UK, Spain, Germany, Canada, Denmark, Norway, Israel, Austria, Poland, Sweden, Italy and Finland with launches currently in preparation for a further 8 European countries, as well as Australia, New Zealand and Kuwait.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 23 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and

Drug Administration and in other markets around the world. GW has established a world leading position in the development of plant-derived cannabinoid therapeutics and has a deep pipeline of additional clinical-stage cannabinoid product candidates targeting epilepsy (including an orphan pediatric epilepsy program), Type 2 diabetes, ulcerative colitis, glioma and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the relevance of GW products commercially available and the timing of commercial availability of Sativex®. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex® and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the prospectus related to the NASDAQ offering filed by GW with the SEC on May 1, 2013. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 7831 3113
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (US)	401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 7831 3113
Robert Stanislaro (US)	212 850 5657

Trout Group, LLC (US investor relations)
Jonathan Fassberg / Todd James	646 378 2900

Peel Hunt LLP (UK NOMAD)	+ 44 20 7418 8900
James Steel / Vijay Barathan